Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

September 18, 2018

VIA EDGAR AND HAND DELIVERY

Erin E. Martin

Legal Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Graf Industrial Corp.
Draft Registration Statement on Form S-1
Confidentially Submitted July 24, 2018
CIK No. 0001745317

Dear Ms. Martin:

On behalf of our client, Graf Industrial Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 20, 2018, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 24, 2018 (the “Draft Registration Statement”), as well as the comment of the Staff received orally on August 20, 2018 relating to the Draft Registration Statement.

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Registration Statement marked to show changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, as well as the oral comment numbered as comment 3 below, in bold, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

September 18, 2018 Page 2

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide to the Staff copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications.

Underwriting

Determination of Offering Price, page 135

2.	Please describe the various factors considered in determining the exercise price of $11.50 of the warrants issued as part of the units sold in this offering. Refer to Item 505(b) of Regulation S-K.

Response: The Company has revised the disclosure on page 139 to describe the factors considered in determining the exercise price of the warrants issued as part of the units sold in the offering.

Exhibits

3.	We note your disclosure on pages 2 and 73 regarding the business combination marketing agreement with EarlyBirdCapital, Inc. Please either file the executed copy of the business combination marketing agreement or explain to us why you cannot do so prior to the effectiveness of the registration statement.

Response: The Company advises the Staff that it will enter into the business combination marketing agreement on the date of effectiveness of the Registration Statement and will subsequently file an executed copy of such agreement on a Current Report on Form 8-K.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely,

/s/ Joel L. Rubinstein